
Grand Banks
Energy Corporation



November 1, 2006


06018183

Via Federal Express

SUPPL

Securities and Exchange Commission
Office of International Corporation Finance
100 F Street, NE
Washington, DC 20549

Dear Sir/Ms.

Re: Grand Banks Energy Corporation
File No. 82-34896

For filing, in compliance to an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find enclosed a Schedule A with the document(s) listed attached.

We trust everything is in order, however if you require further information please contact my assistant, Shelley Sammartino, at (403) 262-8666 extension #114.

Yours truly,

GRAND BANKS ENERGY CORPORATION



E.C. (Ted) McFeely
President and Chief Executive Officer

ECM/ss
Enclosure

File No. 82-34896

SCHEDULE A

Documents filed during the month of October 2006

DOCUMENT

1. Press Release dated October 27, 2006
2. Press Release dated October 13, 2006
3. Press Release dated October 5, 2006
4. October 17, 2006 Letter from TSX Venture
5. TSX Venture Exchange - Form 4B
6.

File No. 82-34896

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

GRAND BANKS ENERGY CORPORATION ANNOUNCES FLOW THROUGH PRIVATE PLACEMENT

Calgary, Alberta – October 13, 2006. Grand Banks Energy Corporation (the "Company") is pleased to announce that it intends to conduct a private placement of up to 2.0 million common shares issued on a "flow-through" basis at a price of $2.10 per share, for gross proceeds of up to $4.2 million. A cash commission of 5% may be paid to arm's length third parties in respect of some subscriptions. The private placement may be completed with multiple closings.

The proceeds of the private placement will be used to incur eligible Canadian Exploration Expenses ("CEE") which will be renounced in favor of subscribers for the 2006 taxation year.

This offering is subject to the approval of the TSX-Venture Exchange.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The common shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES.

GRAND BANKS ENERGY CORPORATION

("GBE" – TSX-V)

GRAND BANKS ENERGY CORPORATION ANNOUNCES INITIAL CLOSING OF PRIVATE PLACEMENT

Calgary, Alberta – October 27, 2006. Grand Banks Energy Corporation (the **"Company"**) is pleased to announce that the initial closing of its $4.2 million private placement of flow-through common shares. The initial closing consisted of the issuance of 1,680,000 shares for gross proceeds of $3,528,000. A second and final closing for the remainder of the offering is expected to take place next week.

The shares issued are subject to a four month hold period that expires on February 28, 2007. An aggregate of $121,800 of agent fees were paid in connection with today's closing.

The net proceeds from the private placement will be used for exploration purposes.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

GRAND BANKS ENERGY ANNOUNCES DEAL TO TIE-IN TOWER CREEK LEDUC GAS DISCOVERY AND PROVIDES CORPORATE UPDATE

October 4, 2006 Grand Banks Energy Corporation is pleased to provide a corporate update respecting its activities and plans.

Gas Areas: Grand Banks and its partners have signed an agreement with a privately held midstream company (SemCAMS) whereby that company will construct an 18 km, 8 inch diameter, high-pressure, sour gas pipeline to tie in the previously announced Grand Banks et al Tower Creek 2-21-55-27 W5M Leduc gas discovery. The gas will be transported to the SemCAMS operated Kaybob South # 3 gas plant for processing, where significant excess capacity is available. Completion of the tie-in of this well is scheduled for March, 2007. Based upon production testing, initial gross raw gas production rates are estimated to be between 20 and 25 MMcf/d. After shrinkage estimated at 27% due to acid gas content and processing losses, Grand Banks 16.67% working interest share of the gas from the 2-21 well is expected to be 2.4 to 3.0 MMcf/d, or about 400 to 500 boe/d.

Concurrently, Grand Banks is in the final planning stages for the construction of a $10 million desiccant dehydration facility to be located near the 2-21 well-site. The facility is being designed with an initial capacity of 25 MMcf/d of sour gas that can be readily upgraded to a capacity of 50 MMcf/d. This will also allow for additional capacity for gas volumes expected from a follow up well, Grand Banks et al Tower Creek 11-26-55-27 W5M, which will target a "Musreau" type over-pressured, fractured Wabamun reservoir at a depth of 4,500 meters. Construction of the surface lease for the 11-26 location has begun. The commencement of drilling of the well is scheduled for early 2007. Grand Banks will pay 19.64% of the costs of the well to earn a 17.56% working interest. The well is anticipated to take 120 days to drill and complete, at a total cost of about $18 million. A Wabamun producer located 6 miles away that tapped a Musreau type pool with a virtually identical profile on the 3D seismic survey that was used to target the 11-26 location, was drilled and placed on production in 2002 at an initial rate of 30 MMcf/d. The gas from this type of reservoir is generally sweet so that shrinkage would be 10% or less. At an initial raw production rate of 25 MMcf/d, Grand Banks 17.56% share of initial production from a successful well would be about 4 MMcf/d (sales), equivalent to 650 boe/d.

Grand Banks (50%) and its partner recently completed the drilling of a step-out gas development well at Kakwa. The well is located in the "Deep Basin" area of west central Alberta and has been cased with multiple prospective gas bearing horizons. Planning of the completion operations for this well is now underway.

Oil Areas: Grand Banks has successfully completed the drilling of its third Bakken horizontal well on an exploration joint venture that it operates (with a 50% working interest) in the Stoughton/Viewfield area of southeast Saskatchewan. Completion and production equipping of the well is imminent. Grand Banks has assembled interests in roughly 6,000 acres of land to date in the area (average working interest of 38%) with an additional 25,600 acres under farm-in agreement. On the earned lands alone, Grand Banks has identified the potential for over 70 Bakken horizontal locations (over 25 net) based on 8 wells per section. The Stoughton/Viewfield area is currently being very actively developed by a number of companies, including a Canadian royalty trust that recently announced a significant acquisition of land and production from the dominant operator in the area.

Grand Banks has also placed on production 3 vertical wells and 1 horizontal well (3.3 net wells) on its Torquay/Three Forks light oil play in the Sinclair area along the Saskatchewan-Manitoba border. Initial completion and production volumes indicate a combined net 120 bopd from these new wells. The horizontal well (Grand Banks 100% working interest), located in the Frys East area on the Saskatchewan side of the play, is currently producing clean oil at increasing rates currently over 60 bopd (as it cleans up) and appears to be one of the best wells drilled by Grand Banks on the play to date. Drilling operations are underway on the first of two follow up horizontal locations. This area has the potential for 8 horizontal wells per section with significant upside with future water flooding. A vertical well drilled on the Manitoba acreage has proven up an extension to the Sinclair pool discovered by Grand Banks in early 2005. Delineation of this pool will continue in 2007. In total, Grand Banks controls over 21,000 net acres of land on the play and will continue to evaluate horizontal and/or other technologies including horizontal fracture stimulation to exploit the large oil resource upon our acreage. Grand Banks has identified the potential for over 30 net locations in this area.

Finally, in Alberta, Grand Banks is currently in the latter stages of planning a re-entry well located in the Wood River area targeting oil from a Leduc reservoir with an oil pay column of about 12 meters. Grand Banks will operate this re-entry with a 70% working interest. With success, we expect the well to produce about 100 bopd (70 net).

Budget, Finance and Reserves: Grand Banks, as of September 30, has a net debt (including working capital deficiency) estimated at about $9.6 million. Current bank lines are $10.5 million, and the company expects that its lending limits will be increased after the Tower Creek 2-21 well is placed on production. Current cash flow is in the $600,000 to $700,000 per month range, but this is expected to increase towards year end as we bring on new oil production from our recently completed and ongoing drilling program. October production is expected to average about 875 boe/d. Year end production guidance is 1,000 to 1,200 boe/d.

Mr. McFeely, Chairman of Grand Banks stated: "We are in the best position in respect of reserves, production potential, and share value that we have ever been in the history of the Corporation. The commencement of production of our Leduc discovery at Tower Creek next year is expected to increase our corporate production level to about 1,500

boe/d. The follow up well that we are planning at Tower Creek has the potential to increase that by another net 500 to 600 boe/d later in that year."

"The decline in natural gas price has created additional opportunities to access land and deals for the drilling of other high impact exploration wells. Grand Banks is currently reviewing opportunities to add to our exploration prospect inventory. With our $45 million in tax pools, we are an ideal vehicle for the issuance of "flow through" equity (at a premium to our share price), as needed, to help fund exploratory projects. Additionally, we have shown that we have the ability to successfully operate the drilling and completion of deep, sour wells on time and on budget, to the benefit of our shareholders, our partners, and the companies who farmed out their lands to us."

Mr. McFeely further stated: "Our exploration successes, together with our extensive land position in south east Saskatchewan and Manitoba, have put our Corporation in a particularly favorable strategic position. Our large area joint venture exploration farm-in in Saskatchewan is looking more and more promising as we and other companies drill light oil wells and develop drilling and fracturing technologies that enhance the economics of the Stoughton/Viewfield Bakken light oil play. A significant portion of Grand Banks land is located in an area where there has been successful exploratory drilling and recent acquisition and divestiture activity. Companies that control production and facilities in the area are seeking to expand their land and opportunity base. At Frys East, on the Saskatchewan side of the Sinclair, Manitoba Torquay light oil play, the performance of our first horizontal oil well has been very encouraging, and we will follow up this success by drilling additional horizontal wells there and elsewhere on the play. These factors have added significant value to lands that Grand Banks controls. The determination of the optimal strategy with respect to developing these strategic assets, or any of Grand Banks properties, will be driven, as always, by the creation of value, on a per share basis for our shareholders."

Grand Banks has prepared an updated corporate presentation which will be posted to our website, located at www.grandbanksenergy.com on October 4, 2006.

Calgary, Alberta – October 4, 2006

Grand Banks Energy

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements including expectations of future production. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES.

File No. 82-34896

TSX venture EXCHANGE 

October 17, 2006

Daneal McGeein
Analyst
Listed Issuer Services
300 Fifth Avenue S.W.
Calgary, AB, Canada T2P 3C4
T (403) 218-2840
F (403) 234-4306
daneal.mcgeein@tsxventure.com

VIA FAX ONLY: (403) 260-3501

McCarthy Tetrault
Suite 3300, 421-7th Ave SW
Calgary, AB T2P 4K9

Attention: Michelle Lowther

Dear Ms. Lowther:

Re: Grand Banks Energy Corporation (the "Company") - Submission #118454
Private Placement of 2,000,000 Flow-Through Common Shares @ $2.10 per share

We acknowledge receipt of your letter dated October 13, 2006, and we wish to advise that the TSX Venture Exchange (" the Exchange ") conditionally approves the Company's proposed non-brokered private placement of up to 2,000,000 flow-through shares at a price of $02.10 per share.

The Exchange has also conditionally consented to the payment of a 5% fee to arm's length persons in respect of sales to other arm's length subscribers provided that a list of individuals involved is provided to the Exchange for approval.

Please note the requirements of Policy 4.1, specifically:

- Final acceptance of the private placement is subject to the filing, by **November 28, 2006** of the documentation required (Final Version of the Form 4B, and if applicable Form 4Cs). It is the responsibility of the Company to determine the availability of the Securities Act exemption(s) used and to meet all the legal requirements of the exemption(s).

- The Exchange reserves the right to review the price of the private placement at the time the documentation is filed if a material change in the affairs of the Company is announced during the filing period.

- The Exchange, in its discretion, may refuse to provide final acceptance in regard to the subscription of any new subscribers, not identified in the Notice Letter. Specifically, the Exchange will focus on those individuals that are:
  - Purchasing a number of shares greater than 10% of the issued and outstanding shares of the company.
  - Those who, together with their current shareholdings, will own over 10% of the issued and outstanding of the company on completion of the placement.
  - Current insiders.

- Pros.

Prior to the Exchange's final approval, please also note the following:

- Shareholder approval may be required if the private placement results in a new Control Person being created.
- Originally Executed Personal Information Form(s) – Form 2A, may be required for any subscriber(s) holding 10% or more of the Company's issued and outstanding share total, post private placement.
- Please also be aware of the Exchange's Policy 5.9: Related Party Transactions and OSC Rule 61-501. If Insiders of the Company participate in the Private Placement, please ensure that all of the requirements presented in Policy 5.9 and OSC Rule 61-501 are met. Pursuant to OSC Policy 61-501, please provide the Exchange with an Exemption from Formal Valuation Requirement and an Exemption from Minority Approval.
- We will require the balance of the listing fee to be submitted at closing (based on the Schedule of Fees Policy 1.3). **The fee will be determined by the total amount of money raised in the Private Placement Financing. [($500 + 0.5% of the proceeds raised in the financing) + GST].**

At closing, pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s)

When submitting documentation pursuant to the application, kindly quote Submission #118454

Should you require any further information, please do not hesitate to contact the undersigned.

Yours truly,



Daneal McGeein
Analyst, Listed Issuer Services

Review of issuer's document(s) is for the sole purpose of determining compliance with our rules, policies, rulings, forms, instructions and regulations. Our comments should not be relied upon as legal advice. Each issuer is responsible for determining its compliance with applicable corporate and securities laws. We are not responsible for the adequacy or accuracy of any document(s) made by an issuer with respect to such laws.


TSX
tsx venture
EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: **GRAND BANKS ENERGY CORPORATION** (the "**Issuer**").

   Trading Symbol: **GBE**.

2. Date Price Reservation Form Filed: **Not applicable.**

   Date of News Release announcing Private Placement: **October 13, 2006**

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
      Yes ☐ No ☒
      If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☒ No ☐

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☒

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: **$4,200,000.**

5. Proposed use of proceeds:

   The net proceeds of the offering will be used for exploration.

6. (a) Description of shares to be issued:

   (i) Class: **Common.**

   (ii) Number: **Up to 2,000,000.**

   (iii) Price per security: **$2.10.**

   (b) Description of Warrants to be issued: **Not applicable.**

   (i) Number of Warrants: ______________________________ .

   (ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: ______________________________ .

   (iii) Exercise price of Warrants: Year 1: __________ Year 2: __________

   Tier 1 Only: Year 3:__________ Year 4__________ Year 5__________

   (iv) Expiry date of Warrants: ______________________________ .

   (c) Description of Convertible Securities to be issued: **Not applicable.**

   (i) Number/ Aggregate principal amount: ______________________________ .

   (ii) Number of Listed Shares to be issued on conversion: ______________.

   (iii) Expiry/Maturity date: ______________________________ .

   (iv) Interest rate: ______________________________.

   (v) Conversion terms: ______________________________.

   (vi) Default provisions: ______________________________.

   (d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: **Up to 2,000,000 Common Shares.**

7. Issued and outstanding Listed Shares at the date of the price reservation:

   29,889,584 Common Shares issued and outstanding at the date of the press release.

8. **Placees**

   (a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post- closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider =I ProGroup =P
TOTAL					

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

Not applicable. However, the Board of Directors of the Corporation has approved the payment of a fee of 5% to arm's length persons in respect of sales to other arm's length subscribers.

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement: **Not applicable.**

(a) Confirm that the sales Underwriter is arm's length to the Issuer.

Yes ☐ No ☐

If No, provide details regarding the relationship to the Issuer:

Not applicable.

(b) Name of Underwriter (name, address, beneficial ownership where applicable):

Not applicable.

(c) Cash: **Not applicable.**

(d) Securities: **Not applicable.**

(e) Expiry date of any Underwriter's Option: **Not applicable.**

(f) Exercise price of any Underwriter's Option: **Not applicable.**

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

Not applicable.

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

All of the Common Shares being issued under this Private Placement are being issued on a flow-through basis.

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?
Yes ☐ No ☒
If Yes, describe all relevant terms:

___

___

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

Not applicable

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ☐ No ☐

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ☐ No ☐

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ☐ No ☐

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   Yes ☐ No ☐

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   Yes ☐ No ☐

6. No new Control Person is created by the issuance of the Shares:
   Yes ☐ No ☐

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   Yes ☐ No ☐

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ☐ No ☐

9. All Placees have been disclosed as required above and have committed all subscription funds:
   Yes ☐ No ☐

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a

Tier 1 Issuer:
Yes ☐ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: ______________________.

(ii) For Previous Expedited Private Placements: ______________________.

(iii) For this transaction: ______________________.

Total ((i) + (ii) + (iii)): ______________________.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice? **Not applicable.**
   Yes ☐ No ☐
   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   Yes ☐ No ☐
   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following: **Not applicable.**

   a) the name(s) of the new Control Person(s)

   b) the date on which shareholder approval has or will be obtained for the transaction.

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
      Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form. The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: October •, 2006.

Grand Banks Energy Corporation

Per: ______________________________

E. C. (Ted) McFeely